UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 68304 / November 28, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-15085

In the Matter of	
	ORDER MAKING FINDINGS AND
Careside, Inc.,	**REVOKING REGISTRATION OF**
Castcity.com, Inc.,	**SECURITIES PURSUANT TO SECTION 12(j)**
Castle Corp. International,	**OF THE SECURITIES**
Cayenne Entertainment, Inc. (f/k/a	**EXCHANGE ACT OF 1934 AS TO CAYENNE**
Boeing Run, Inc.),	**ENTERTAINMENT, INC. (f/k/a BOEING**
CDT, Inc. (n/k/a CDT Acquisition, Inc.),	**RUN, INC.)**
Centurion Communications Corp.,	
Champion American Energy Reserves,	
Inc.,	
Charter Resources International, Inc.,	
Clemmy Technologies Corp., and	
Cryocon, Inc.,	
Respondents.	

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Cayenne Entertainment, Inc. (f/k/a Boeing Run, Inc.) ("Cayenne Entertainment" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on October 31, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or

denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Cayenne Entertainment, Inc. (f/k/a Boeing Run, Inc.) ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

1.   Cayenne Entertainment (CIK No. 1103220) is a Colorado corporation located in Phoenix, Arizona. At all times relevant to this proceeding, the securities of Cayenne Entertainment have been registered under Exchange Act Section 12(g).

2.   Cayenne Entertainment has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since it filed a Form 10-QSB for the period ended January 31, 2001.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.